MEMORIAL RESOURCE DEVELOPMENT CORP.

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

June 2, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 27, 2014

Response Letter Dated May 30, 2014

File No. 333-195062

Dear Mr. Schwall:

Set forth below are the responses of Memorial Resource Development Corp., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2014 (the “Comment Letter”) with respect to the Company’s Response Letter Dated May 30, 2014, in connection with Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on May 27, 2014, File No. 333-195062 (the “Registration Statement”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to the draft of Amendment No. 3, unless otherwise indicated. Please see Exhibit A for the change pages related to the responses below.

Response Letter Dated May 30, 2014

The Offering, page 18

1.	You indicate that you will use proceeds from this offering for the specific purposes cited “and for general corporate purposes.” However, the “Uses of cash” disclosed on page 53 does not appear to contemplate remaining amounts for a general purpose. Please revise your disclosure as necessary.

H. Roger Schwall

June 2, 2014

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on page 18 of the Registration Statement.

Summary Historical Consolidated and Combined Pro Forma Financial Data, page 22

2.	We note you present Adjusted EBITDA on a pro forma basis for the MRD Segment for the year ended December 31, 2013 and three months ended March 31, 2014. However, it does not appear you have provided a reconciliation of these amounts to net income (loss) similar to that presented on page F-45 of your Form S-1 filed on May 27, 2014. Please expand your disclosure to provide this reconciliation.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on page 23 of the Registration Statement.

Business, page 98

Financial strength and flexibility, page 104

3.	We note the reference to the pro forma net income of $360 million for the period ended March 31, 2014 appears to be inconsistent with the Unaudited Pro Forma Condensed Combined Statements of Operations on F-16. Please revise your disclosure as necessary.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on page 104 of the Registration Statement.

Our Operations, page 107

Drilling Locations, page 114

4.	We note your revised disclosure relating to the additional 743 gross horizontal drilling locations identified by your management team. Please expand your disclosure to clarify the following:

•	The current status of the state and/or local regulatory approval to drill the 321 identified locations on the reduced 137 acre per well spacing, and

•	The well spacing assumptions associated with the remaining 422 identified locations.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on pages 114 and 115 of the Registration Statement.

H. Roger Schwall

June 2, 2014

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-8

5.	Please reconcile for us the pro forma common stock amount of $1,954 to the par value of the number of shares you use in pro forma adjustment (n).

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on pages 55, F-8 and F-14 of the Registration Statement to reflect a pro forma common stock amount of $1,925 (in thousands), which corresponds to a $0.01 par value for the 192.5 million shares to be issued and outstanding on a pro forma basis following the completion of the offering.

Note 3. Pro Forma Adjustments and Assumptions, page F-17

6.	Please expand your pro forma adjustment footnote (g) to quantify the amounts of each individual adjustment referenced.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on pages F-17 and F-18 of the Registration Statement.

*                             *                            *

In addition, attached is one additional change to the environmental disclosure on pages 38 and 124.

After receiving confirmation that the Staff has no further comments to the Registration Statement following review of the Company’s responses set forth above and the attached proposed changed pages in Exhibit A, the Company advises the Staff that these revisions will be reflected in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that we will file through EDGAR. For your convenience, we will also hand deliver five copies of this letter.

H. Roger Schwall

June 2, 2014

Signature Page

If you have any questions or comments concerning these responses, please call the undersigned at (713) 588-8370 or Shar Ahmed or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8126 or (713) 220-8144, respectively.

Sincerely,

Memorial Resource Development Corp.

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President, General Counsel and Corporate Secretary

cc:	Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP

John Goodgame, Akin Gump Strauss Hauer & Feld LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Christopher Ray, Natural Gas Partners

Exhibit A

Proposed Changed Pages